Merrill Lynch International

Form SBSE-A

Amendment - SBSE-A/A

September 28, 2022

The following changes were made in this Amendment:

Changes to Question 13B

CBOE TRADING, INC. – Added to Execute or Trade section

TFS SA – Added to Execute or Trade section

THE TEL-AVIV STOCK EXCHANGE LTD – Added to Execute or Trade section

HUDSON RIVER TRADING EUROPE LTD. – Added to Execute or Trade section

ISWAP Euro B.V. – Added to Execute or Trade section

SKANDINAVISKA ENSKILDA BANKEN AB entity name changed from AS SEB Pank – Change to Custody, Clear, or Settle section

STANDARD CHARTERED BANK GHANA PLC – added to Custody, Clear, or Settle section

CITIBANK KAZAKHSTAN – added to Custody, Clear, or Settle section